UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer

1st quarter 2023 Performance

Webcast
May 12, 2023



PETROBRAS

Disclaimer

The presentation may contain forward-looking statements about future events that are not based on historical facts and are not assurances of future results. Such forward-looking statements merely reflect the Company's current views and estimates of future economic circumstances, industry conditions, company performance and financial results. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forward-looking statements. Readers are cautioned that these statements are only projections and may differ materially from actual future results or events. Readers are referred to the documents filed by the Company with the SEC, specifically the Company's most recent Annual Report on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to general economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates, uncertainties inherent in making estimates of our oil and gas reserves including recently discovered oil and gas reserves, international and Brazilian political, economic and social developments, receipt of governmental approvals and licenses and our ability to obtain financing.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason. Figures for 1Q23 on are estimates or targets.

All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this presentation.

In addition, this presentation also contains certain financial measures that are not recognized under Brazilian GAAP or IFRS. These measures do not have standardized meanings and may not be comparable to similarly-titled measures provided by other companies. We are providing these measures because we use them as a measure of company performance; they should not be considered in isolation or as a substitute for other financial measures that have been disclosed in accordance with Brazilian GAAP or IFRS.

NON-SEC COMPLIANT OIL AND GAS RESERVES: CAUTIONARY STATEMENT FOR US INVESTORS

We present certain data in this presentation, such as oil and gas resources, that we are not permitted to present in documents filed with the United States Securities and Exchange Commission (SEC) under new Subpart 1200 to Regulation S-K because such terms do not qualify as proved, probable or possible reserves under Rule 4-10(a) of Regulation S-X.


PETROBRAS
BR
BRIGADISTA

Safety as a value

TRI
Total recordable injuries per million man-hours


0.52
0.72
0.7
0.68
0.77
1Q22
2Q22
3Q11
4Q22
1Q23

Financial Highlights



Operating and financial highlights

Record production in pre-salt	2.13 MMboed produced in the pre-salt in Feb/23 (77% of total)	10 PPM Diesel	Monthly production records at REPAR, REGAP and REPLAN
Record production of FPSO in pre-salt	FPSO Guanabara (Mero field) with average production of 179 Kbpd of oil in Feb/23	Sustainable products	R Diesel, New Premium Gasoline, Fuel Oil max 1% Sulfur in Brazil and Ultra Low Sulfur Marine Gas Oil
Gas injection in Itapu	First gas Injection from P-71		
Oil products yield	Diesel, Gasoline and Jet Fuel with 67% share in total production	GASLUB	Remaining contracting for the resumption of GASLUB's works

Robust EBITDA	US$ 14.0 billion fourth largest in Petrobras' history	High Net Income	US$ 7.3 billion
Consistent OCF	US$ 10.3 billion	FCF	US$ 7.9 billion
Net debt / EBITDA	0.58x	Dividends paid	US$4.2 billion We paid dividends[1] and brought Cash to US$ 15.8 billion
Increasing ROCE	15.7%	Taxes paid	R$ 63.0 billion

[1] *Second installment of the dividend proposed for 3Q22 results, paid on 01/19/2023*

External environment


BRENT
US$/bbl
-8%
101
89
81
1Q22
4Q22
1Q23


EXCHANGE RATE
R$/US$ - average exchange rate
-1%
5.23
5.26
5.19
1Q22
4Q22
1Q23

Solid EBITDA

US$ billion


15.0
15.1
13.9
14.4
14.0
14.3
1Q22
4Q22
1Q23
Adjusted EBITDA
Recurring adjusted EBITDA

BRENT (US$/bbl)	101	89	81

- Stable EBITDA despite the 8% devaluation of Brent, mainly explained by lower exploration expenses and legal contingencies.



EBITDA per business segment

ADJUSTED EBITDA
US$ billion

Exploration & Production



-1%
11.0
10.9
4Q22
1Q23

- EBITDA reflects the drop in Brent partially offset by lower expenses and higher production.

Refining, Transport and Commercialization

EBITDA with inventory turnover | EBITDA at replacement cost



-15%
2.8
2.4
4Q22
1Q23

- Lower EBITDA mainly due to the effect of inventory turnover with the reduction of Brent between the quarters.



+3%
3.5
3.7
4Q22
1Q23

- Higher margins on oil products, especially gasoline, due to the appreciation of international margins.

Gas and Power



+16%
0.6
0.7
4Q22
1Q23

- Better result due to the favorable scenario and the actions taken to build a commercial portfolio resilient to business risks.

Strong cash generation

EBITDA x OCF x FCF x FCFE CONCILIATION
US$ billion



14.0
EBITDA 1Q23
-4.3
Income Taxes
-0.4
Judicial Deposits
0.9
Working Capital[1]
0.2
Others
10.3
OCF 1Q23
-2.4
Investim.
7.9
FCF 1Q23
2.2
Divest- ments and TRS
10.2
FCF after Divest.
-0.7
Net Financing[2]
-0.6
Interest
-1.4
Leasing
0.2
Others[3]
7.7
FCFE 1Q23
-4.2
Dividends paid to Petrobras shareholders
3.5
Cash Var. 1Q23

- OCF impacted mainly by payment of income taxes.
- Liability Management: payment of debts in advance, amortization of principal and interest due in the period, and amortization of leasing liabilities.
- Payment of US$ 4.2 billion of dividends in Jan/23 regarding the second installment of the 3Q22.

** Divestments and TRS: mainly Albacora East (US$ 1.6 billion) and earnout of Sepia and Atapu (US$ 0.4 billion).*

[1] Accounts receivable, inventory and suppliers
[2] Includes funding, amortizations, prepayments and goodwill on securities repurchases
[3] Includes dividends received, participation of non-controlling shareholders, investments in securities and exchange variation on cash

OCF = Operational Cash Flow
FCF = Free Cash Flow
FCFE = Free Cash Flow to Equity
TRS = Transfer of Rights Surpçus

Debt path


INDEBTNESS
US$ billion
87
75.5
58.7
53.8
53.3
79
63
47.6
41.5
37.6
2019
2020
2021
2022
1Q23
Gross Debt
Net Debt


AMORTIZATION PROFILE
US$ billion
Revolving credit lines
Cash
9.0
15.8
7.6
4.4
3.2
8.2
4.2
4.0
6.3
3.2
3.1
4.7
2.1
2.6
4.3
1.7
2.6
22.2
7.9
14.3
53.3
23.5
29.8
2023
2024
2025
2026
2027
2028 onwards
Total
Financing
Leasing

- Average debt maturity of 12.02 years
- Average financing rate of 6.5% p.y

Gross debt remains within the range defined in the Strategic Plan

Portfolio management

Reevaluation of the processes in which no contracts were signed

Projects that have already been signed, that are currently in the contract closing phase, shall be honored by the Company.

Closing of the sale of projects that had already been signed:

- Albacora Leste fields - RJ
- Onshore Fields Norte Capixaba Cluster - ES

Total cash inflow in 2023[1]: US$ 2.1 billion

[1]Up to April 2023



Net result

1Q23 x 4Q22

US$ billion


-11%
8.6
8.4
8.2
8.2
7.3
7.3
1Q22
4Q22
1Q23
Net Income
Recurring Net Income

- Brent devaluation
- Lower financial result, partially offset by lower operating expenses
- Higher tax expenses

Return to society: R$ 63 billion in taxes in the 1st Quarter

54%[1] of cash generation returned to society


16.3
27.1
0.4
18.8
R$ 63 billion
Federal
States
Municipalities
Government Take

[1] Taxes and government take paid to the Federal Government, States and Municipalities divided by Cash Flow from Operations + taxes and government take paid

Note: values presented on a cash basis



Energy Transition and Sustainability Highlights



Emission indicators

We remain on a downward trajectory according to the intensity targets set

E&P CARBON INTENSITY *
E&P PORTFOLIO
$kgCO_2e$/boe produced



15.9
15.7
15.0
14.7
2020
2021
2022
1Q23

› The rates in the Tupi and Búzios fields are 10.6 and 9.3 kgCO2e/boe, respectively

REFINING CARBON INTENSITY
*$kgCO_2e$/CWT***



40.2
39.7
37.9
37.7
2020
2021
2022
1Q23

› The rate at our largest refinery, REPLAN, is 31.3 kgCO2e/CWT

CARBON INTENSITY
THERMALS
tCO_2e/MWh



0.41
39.7
0.33
0.27
2020
2021
2022
1Q23

CARBON INTENSITY

2025	E&P 15 $kgCO_2e$/boe	REFINING 36 $kgCO_2e$/CWT
2030	E&P 15 $kgCO_2e$/boe	REFINING 30 $kgCO_2e$/CWT

** As of 2023, we will monitor the performance of the E&P segment through three metrics: The IGEE-E&P of deployed units is top metric, with a target in 2023 of 15.04 $kgCO_2e$/boe and result of 14.06 in 1Q23. The IGEE-E&P of New Units under implementation is presented as a target in the scorecard of selected executives. IGEE-E&P Portfolio is the combination of both indicators and is related to our track record and commitment to sustainability. ** The CWT (Complexity Weighted Tonne) of a refinery considers the potential CO_2 emission, in equivalence to distillation, for each process unit. The target for 2023 is 37.8 $kgCO_2e$/CWT.*

Absolute emissions



TOTAL OPERATIONAL EMISSIONS*
MM tCO_2e
13.9
14.8
12.6
11
1Q20
1Q21
1Q22
1Q23



O&G OPERATIONAL EMISSIONS *
MM tCO_2e
12.2
11.5
10.9
10.4
1Q20
1Q21
1Q22
1Q23

The low thermoelectric dispatch and efficiency and loss reduction actions implemented in the operational segments were vectors for lower GHG emissions.

Absolute operational emissions from O&G are on a downward trajectory, consistent with our long-term emissions neutrality ambition.

**Consider emissions related to Scopes 1 and 2, and include all operated assets*

Highlights in climate and decarbonization


CLIMATE
SUPPLEMENT

Climate Supplement revision published

The trajectory of reduction of absolute operational emissions is among the highlights, reaching 39% between 2015 and 2022 and the development of the largest CO_2 reinjection program worldwide in volume reinjected.

The Climate Supplement provides details about the company's climate strategy, risk management, and decarbonization governance, including information about the Carbon Neutral Program.

Moving forward in partnerships for diversification studies in low carbon businesses

Partnerships with Shell and Equinor to advance new business and decarbonization opportunities in the country.

Recognition for engaging suppliers in Sustainable practices

We obtained from the International Organization CDP, a reference in Sustainability, the classification A- in the Supplier Engagement category, a global index that evaluates the encouragement of good environmental practices and efforts to mitigate climate change in the supply chain.

Supplying the market in a context of lower demand and stability in natural gas imports

- We guarantee a 100% natural gas delivery service rate from our flexible portfolio.

- Lower LNG imports



Petrobras Market of NG
million m³/day
Thermal
N-Thermal
Refining
67
19
35
11
54
9
32
11
51
9
30
11
1Q22
4Q22
1Q23



Petrobras Supply of NG
million m³/day and %
LNG
Bolivia
Domestic
67
15%
29%
55%
54
2%
34%
64%
51
0%
37%
63%
1Q22
4Q22
1Q23

Public selection of socio-environmental projects

- Launching of the largest public selection in the history of the Petrobras Socio-environmental Program in Feb/23.
- R$ 432 MM destined to more than 50 socio-environmental projects over 3 years.
- First stage, in progress, contemplates the North, Northeast, Midwest and South regions.
- Focus on Education, Sustainable Economic Development, Forestry and Ocean projects.
- Contribution to the improvement of the quality of life of the communities and to environmental conservation.
- Second stage to be launched in the second semester will contemplate the Southeast.





Governance

- We carried out a campaign to promote the new Code of Ethical Conduct among Petrobras' employees.
- By the end of the first quarter of 2023, we reached the mark of signature of the Term of Awareness by 99.80% of the employees, demonstrating their commitment to the values and conduct commitments set forth in the Code.

Exploration & Production Highlights



Ramp-up continues at P-71, in the Itapu field.
Nominal capacity of oil production: 150 kbpd

We have reached a 2% growth on the operated production, in comparison to 1Q22


OPERATED PRODUCTION
million boed
+2.3%
+1.1%
3.66
3.70
3.74
1Q22
4Q22
1Q23


OIL AND GAS OWN PRODUCTION
million boed
-4.3%
+1.1%
2.80
2.65
2.68
0.55
0.52
0.52
2.24
2.12
2.15
1Q22
4Q22
1Q23
Oil
Gas


PRE-SALT OWN PRODUCTION
million boed
+1.3%
+3.7%
72%
75%
77%
2.03
1.98
2.05
1Q22
4Q22
1Q23
Share on Total Production

We continue to break production records

PRE-SALT PRODUCTION (PETROBRAS SHARE)
Monthly · Feb/23
2.13 millions boed
Quarterly - 1Q23
2.05 millions boed

INDIVIDUAL PRODUCTION ON A PLATFORM (PRE-SALT)
FPSO Guanabara (Mero)
Monthly · Feb/23
Oil production
179 kbpd
4 Production Wells

We have reached reductions of 9% on the lifting cost and of 11% on the total cost of oil produced



LIFTING COST - BRASIL
Per layer, US$/boe, without leasing cost
TOTAL PRODUCTION BOE BRAZIL(4Q22, %)
TOTAL PRODUCTION BOE BRAZIL(1Q23, %)
6
18.8
14.7
Onshore + Shallow Water
5
18
11.9
11.4
Deep Water
17
6.1
5.5
Total
76
3.9
3.7
Pre-salt
78
4Q22
1Q23



TOTAL COST OF OIL PRODUCED
US$/boe
-11%
38
34
17
15
15
14
6
5
4Q22
1Q23
Depreciation,depletion,amortization and others
Government Take
Lifting Cost

We started the Extension Well drilling on the Aram block



RJ
Bacia de Santos

- Discovery Well 1-SPS-108-SP (Curaçao), drilled in 2021 and tested in 2022.
- Curacao structure contains oil of excellent quality in the Pre-salt reservoir
- We started to drill the Extension Well in 03/15/2023, with the rig Brava Star.
- The Extension Well will assess volume and the reservoir's characteristics of the discovery.

Engineering, Technology and Innovation Highlights



FPSO Anna Nery – started production at Marlim field

Highlights in new production systems' ramp-up


RJ
Campos Basin
Santos Basin



MERO 1 – FPSO GUANABARA

180 kbpd

- Top of production in January 2023
- Production record reached in February 2023* = 179 kbpd

Use of associated gas nearly 99%

- ⊖ Emissions
- ⊕ Carbon efficiency



ITAPU – P-71

150 kbpd

- 1st oil in December 2022
- 1st gas injection in March 2023

Current production**(1 production well): 50 kbpd

**Current production operated in February 2023.*
***Average production operated in the quarter -1Q23*

FPSO Anna Nery first oil

1st FPSO of the Marlim and Voador fields' revitalization project



FPSO Anna Nery – production capacity of 70 thousand barrels of oil and process 4 million m³ of gas per day


MARLIM AND
VOADOR FIELDS
FPSO
Anna Nery
FPSO Anita
Garibaldi

MARLIM AND VOADOR REVITALIZATION PROJECTS'S FEATURES

- Increase of 20%[1] in production
- Reduction of 60%[1] of GHG[2]
- 27-years extension of the concession
- WELLS
  - 14 new drillings
  - 61 relocation
- Replacement of 9 owned units by 2 new FPSOs

1 Expected in 2024, with the top of production of the 2 new FPSOs, in comparing with 2018, when the 9 replaced were operating
2 Greenhouse gases

Updating the start-up schedule of projects forecasted in the 2023-2027 Strategic Plan

Start-up



2023
2024
2025
2026
2027
Itapu P-71 [1] 150kbpd
Marlim 2 Anna Nery* 70kbpd
Búzios 5 Alm. Barroso* 150kbpd
Marlim 1 A. Garibaldi* 80kbpd
Mero 2 Sepetiba* 180kbpd
Mero 3 Mal. Duque de Caxias* 180kbpd
Búzios 7 Alm. Tamandaré* 225kbpd
IPB Maria Quitéria* 100kbpd
Búzios 7 Alm. Tamandaré* 225kbpd
IPB Maria Quitéria* 100kbpd
Búzios 6 P-78 180kbpd
Mero 4 Alexandre de Gusmão* 180kbpd
Búzios 8 P-79 180kbpd
Búzios 9 P-80 225kbpd
Búzios 10 P-82 225kbpd
Búzios 10 P-82 225kbpd
Revit Albacora* 120kbpd
Búzios 11 P-83 225kbpd
SEAP 2* 120kbpd
SEAP 1* 120kbpd
BM-C-33 126kbpd
* Leased unit
[1] Started operations in december 2022, early than planned
Pre-salt under implementation
Post-salt under implementation
Pre-salt under procurement
Post-salt under procurement
Non-operated

P-78: Búzios 6 Project

Implementation progess of the systems:

2 in operation
13 in implementation
3 under contracting

Project BM-C-33 start-up date was adjusted to 2028



PETROBRAS 78

FPSO Almirante Barroso ready to start operations in Búzios field



FPSO Almirante Barroso
P-82
P-77
P-78
P-80
P-74
P-76
FPSO Almirante Tamandaré
P-83
P-75
5
10
1
4
3
6
9
7
11
2
In operation
In implementation

5th production unit to operate in the field



Oil Capacity (bpd)	Gas capacity (m^3/d)	Total of wells among producers and injectors
150 k	6 M	14

Upcoming projects scheduled to start operations in 2023 and 2024

REVIT DE MARLIM 1
FPSO A. Garibaldi

Arrival at the field on April 28th. Mooring activities in progress



MERO 2
FPSO Sepetiba

Undergoing integration and commissioning of systems stage in China



MERO 3
FPSO Mal. Duque de Caxias

Lifting of modules completed. Hull commissioning started



Start-up

2H 2023

2024

Contracts signed for the completion of Route 3 and for expanding the RNEST's capacity

ROUTE 3 INTEGRATED PROJECT

- Contract to conclude the works on the UPGN signed in March 2023.
- Other required units to start operations with scope completed or in the final commissioning phase
- Start operations in 2024

RNEST – TRAIN 1

- Contract to expand and modernize train 1 signed in April 2023

Train I → **Expansion**

current 115 kbpd *+15 kbpd*

- Completion of the work scheduled for 2024
- SNOx construction in progress (Air emissions removal unit)



Natural Gas Processing Unit (UPGN) - Gaslub Cluster

Status of fuel quality improvement projects

10-PPM DIESEL

Low sulfur Diesel (10ppm)

HDT´ PROJECTS

- REDUC - adaptation works of the existing unit in the final stage. Start operations in 2023
- REPLAN - construction of the new unit in progress.
- REVAP - adaptation of the existing unit under contracting

R DIESEL[1]

Renewable diesel produced by co-processing mineral diesel with vegetable oil

- ISCC2 certification granted in a REPAR HDT unit for the renewable content of Diesel R

BioJetfuel

RPBC dedicated plant will enable the production of sustainable jet fuel and R100 Diesel using vegetable oils and animal fats

- Project under technical and economic feasibility study


HDT IV UNDER
CONSTRUCTION AT RE

[1] *Contains up to 10% of green diesel*
[2] *International Sustainability and Carbon Certification*

Industrial Processes and Products Highlights



High refinery utilization factor despite large maintenance stoppages

UTILIZATION FACTOR
%



87
86
85
1Q22
4Q22
1Q23

OPERATIONAL AVAILABILITY
%



94.7
95.1
96.5
1Q22
4Q22
1Q23

MAINTENANCE STOPPAGES 1Q23

- REVAP and major historical stoppages of REFAP and RPBC.
- Investments of approximately R$1.2 billion in the maintenance of 800 large pieces of equipment, involving more than 10 thousand employees at the peak of the work.



RECORD PRODUCTION OF 10-PPM DIESEL

January · 23

REPAR (48 kbpd)

REGAP (48 kbpd)

March · 23

REPLAN (117 kbpd)

Focus on generating more sustainable and higher value products

OIL PRODUCTS PRODUCTION

kbpd



1,726
1,724
1,652
Diesel
684
671
657
Gasoline
374
401
372
LPG
112
121
113
Fuel Oil
227
216
200
Others
329
316
309
1Q22
4Q22
1Q23

DIESEL



10-PPM Diesel
56%
58%
58%
500-PPM Diesel
37%
36%
35%
Maritime Diesel
7%
6%
7%
1Q22
4Q22
1Q23

PRODUCTION WITHOUT REMAN

1Q22: 1,696 kbpd

4Q22: 1,705 kbpd

Energy Transition: New Generation of Sustainable Products

› **R DIESEL**

Our fuel that contains up to 10 % green diesel receives the international Sustainability Carbon & Certification (ISCC) certificate. First sales auction held.

› **CAP PRO**

Paving test of asphalt stretch in Minas Gerais concluded with CAP Pro Asphalt, a product that can reduce energy consumption by up to 35% and greenhouse gas emissions by up to 65%.

› **PETROBRAS PREMIUM GASOLINE**

The new Premium Petrobras has low sulfur content (40% reduction when compared to the specification of gasolines existing in the market), with a maximum of 30 mg/kg of sulfur, in addition to RON 100 octane rating, which provides greater resistance to fuel detonation.



Logistics, Commercialization and Markets Highlights



Oil products sales


BRAZIL
kbpd
1,700
1,796
1,697
716
769
715
402
447
414
199
213
194
37
32
33
346
335
341
1Q22
4Q22
1Q23
DIESEL
GASOLINE
LPG
FUEL OIL
OTHERS


EXPORTS
kbpd
217
179
154
5
5
22
212
174
132
1Q22
4Q22
1Q23
OTHER OIL PRODUCTS
FUEL OIL

- Gasoline sales in 1Q23 were the highest recorded for a first quarter in the last 6 years due to the greater competitiveness of gasoline over hydrous ethanol.
- In relation to 4Q22, there were lower sales of diesel and gasoline due to market seasonality.
- Lower fuel oil exports due to the impact of scheduled refinery stoppages in 1Q23.

Oil sales


BRAZIL
kbpd
198
153
194
1Q22
4Q22
1Q23


EXPORTS
kbpd
543
614
733
1Q22
4Q22
1Q23


TOTAL
kbpd
741
767
927
1Q22
4Q22
1Q23

- Higher oil exports due to the realization of ongoing inventories from previous periods.

Oil exports flow



DESTINATION OF OIL EXPORTS
%
2%
3%
17%
22%
9%
38%
2%
7%
10%
29%
7%
45%
2%
0%
22%
26%
9%
42%
Others
USA
Latin America
Europe
Asia
China
1Q22
4Q22
1Q23



OIL EXPORT BASKET
%
50
40
47
Búzios
22
30
31
Tupi
10
13
11
Others
6
9
7
Atapu
1Q22
4Q22
1Q23

› We continue to seek to develop the market for pre-salt oils. In 1Q23, we added four new refinery-oil pairs to our customer base. The highlight is Mero, which had its first export in 4Q22 and this quarter new operations were carried out with an increase in the customer portfolio of this stream.


DARCY RIBEIRO
RIO DE JANEIRO

More sustainable fuel oil and bunker

- A 40-day test was conducted on a Petrobras fleet vessel using bunker with renewable content formulated with 10% soy biodiesel, reducing about 7% in greenhouse gas emissions.
- We now offer the domestic market exclusively fuel oil with a maximum sulfur content of 1%.
- We started the commercialization at the Porto de Santos of Ultra Low Sulphur Marine Gas Oil (ULSMGO), a maritime fuel with a maximum sulfur content of 0.1%.

Commercialization and Logistics Highlights

Diesel and gasoline sales start in the new fuel delivery hub in Rondonópolis-MT, which has the largest fuel consumption growth in the country due to agribusiness.

Start of the Jet Fuel road delivery at the Guarulhos hub, increasing the delivery capacity.

In 1Q23, Petrobras recorded the highest sales volume of asphalts since 2014.

Oil admission to RPBC and RECAP via the Santos Terminal was made possible due to the unavailability of the OSBAT pipeline caused by the heavy rains that fell on the São Paulo coast.

Logistics to support E&P operations

More safety, agility, and productivity in the Northeastern activities, with the start of operations of the Aqua Helix vessel, which will be used to transport people to the maritime units in the Sergipe and Alagoas region, with capacity for up to 120 passengers per trip.


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PETROBRAS